Exhibit (a)(1)(i)

Offer to Purchase for Cash
by
BLUEGREEN INVESTORS LLC
of
Up to 2,419,807.8361 Shares of Common Stock
of NTS Mortgage Income Fund (the “Company”)
at a Purchase Price of $1.00 Per Share

THE OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, APRIL 2, 2012 UNLESS THE OFFER IS EXTENDED(THE “EXPIRATION DATE”).

Bluegreen Investors LLC, an affiliate of the Company, (the “Offeror,” “we,” “us,” or “our”), is hereby offering to purchase up to 2,419,807.8361 shares (the “Shares”) of the common stock, $.001 par value per share (the “Common Stock”) of the Company, in cash, at a price of $1.00 per share, less any applicable withholding taxes (the “Offer”). The Offer is subject to the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The Shares represent all of the outstanding shares of Common Stock that are not presently owned by the Offeror or its affiliates or the Company or their officers, directors, managers and affiliates. Only Shares properly tendered and not properly withdrawn will be purchased.

The Offer is not conditioned on any minimum number of shares being tendered; provided, however, that we will not accept your tender if, as a result of the tender, you would continue to be a stockholder and would hold fewer than 100 shares. The offer is conditioned upon, among other things, the absence of certain conditions described in Section 6 of this Offer to Purchase.

The Shares are not listed on any stock exchange or quoted on any over-the-counter market.

As a result of the conflicts of interest described herein, neither the Company nor its board of directors expresses any opinion and are remaining neutral with respect to the Offer. Neither the Company nor its board of directors or NTS Investor Services makes any recommendation to you as to whether to tender or refrain from tendering your Shares and have not authorized any person to make any such recommendation. You must decide whether to tender your Shares and, if so, how many Shares to tender. In doing so, you should read and evaluate carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your shares with your broker or other financial or tax advisor.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The date of this Offer to Purchase is March 6, 2012.

Important

If you wish to tender all or any portion of your shares you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions in this Offer to Purchase and the Letter of Transmittal and deliver it together with the stock certificate(s) for the shares being tendered, the Substitute Form W-9 and any other required documents to NTS Investor Services. If the stock certificate(s) for the shares is (are) lost, stolen, misplaced or destroyed, you should execute the Affidavit and Indemnification Agreement for Missing Stock Certificate(s) attesting to the fact that the certificate was lost or stolen, misplaced or destroyed and return it in place of the certificate. If you have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender these shares.

If you have questions, need assistance or require additional copies of this Offer to Purchase or the Letter of Transmittal, you should contact NTS Investor Services c/o Gemisys at (800) 387-7454.

If you tender all or any portion of your Shares, you are subject to certain risks.  See "Risk Factors" beginning on page 4.

We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to stockholders in any such jurisdiction.

We have not authorized any person or firm to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or by NTS Investor Services.

i

SUMMARY TERM SHEET:
QUESTIONS AND ANSWERS ABOUT OUR OFFER

We are providing this summary for your information. It highlights material information in this document, but it does not describe all of the details of our offer to the same extent described in the body of this document. We urge you to read carefully this entire Offer to Purchase and the related Letter of Transmittal, because they contain the full details of our offer. Where helpful, we have included section references to direct you to a more complete discussion of the topics in this summary.

Who is offering to purchase my Shares?

BLUEGREEN INVESTORS LLC (referred to herein as “us,” “we,” “our” or the “Offeror”) is making this tender offer.  We are a Delaware limited liability company, affiliated with the Company, that invests in entities that own commercial and residential real estate properties.  See Section 10 of this Offer to Purchase.

While we are the only party offering to purchase your shares, we are affiliated with Mr. J.D. Nichols (“Mr. Nichols”) and Mr. Brian Lavin (Mr. Lavin”). Our two members are Mr. Nichols and Mr. Lavin, who own 75% and 25% of our outstanding membership interests, respectively. Mr. Nichols is Chairman of the board of directors of the Company and is also our manager and the sole director of NTS Corporation, the Company's sponsor (the "Sponsor"), which is our affiliate. Mr. Lavin is President of the Company. Mr. Nichols and Mr. Lavin have decision-making authority with regard to the Company. See the Introduction and Section 11 of this Offer to Purchase.

What will the purchase price for the Shares be and what will be the form of payment?

We will purchase Shares for $1 per share. If your Shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes. We will deliver all checks by first class U.S. Mail deposited in the mailbox within ten business days after the Expiration Date. See Section 2 of this Offer to Purchase.

How many Shares will the Company purchase in the Offer?

We are offering to purchase all of the 2,419,807.8361 of the Company's outstanding Shares that are not presently owned by us and our affiliates or the Company or their officers, directors, managers and affiliates (the “Shares”). Currently, there are 3,187,327.7120 outstanding shares of Common Stock, including shares of Common Stock owned by us and our affiliates or the Company or their officers, directors, managers and affiliates. See the Introduction to this Offer to Purchase.

How long do I have to tender my shares; Can the Offer be extended, amended or terminated?

You may tender your shares until the Expiration Date. The Expiration Date is Monday, April 2, 2012 at 12:00 Midnight, Eastern time, unless we extend it.  We may choose to extend the Offer at any time and for any reason, subject to applicable law. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 2 of this Offer to Purchase.

How will I be notified if the Offeror extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14 of this Offer to Purchase.

What is the purpose of the Offer?

The purpose of the tender offer is to provide liquidity to stockholders, and to substantially reduce the number of stockholders in anticipation of the Company’s transferring its remaining assets and liabilities into a liquidating trust. In light of the Company’s liquidation discussed below, we believe that some stockholders desire immediate liquidity and price certainty with respect to some or all of their Shares. See Section 1 and Section 10 of this Offer to Purchase.

What Factors were considered in Determining the Offering Price.

We determined the offering price in our sole discretion.  In determining the offering price per interest we considered, among other things, the per-interest price paid to stockholders in previous secondary market transactions in which we purchased shares from stockholders, and third party transactions in which stockholders sold their shares to third parties who are not affiliated with us or the Company. In 2010, we made 56 privately negotiated purchases for a total of 40,524.3700 shares at an average price of $1.18 per share. In 2011, we made 17 privately negotiated purchases for a total of 9,959.0360 shares at an average price of $1.00 per share.  See Section 2 of this Offer to Purchase.

What are the significant conditions to the Offer?

We are offering to purchase outstanding shares that are not presently owned by us and our affiliates or the Company or their officers, directors, managers and affiliates from all stockholders, and our offer is not generally conditioned on your tendering any minimum number of your shares. We will not, however, accept your tender if, as a result of the tender, you would continue to be a stockholder and would hold fewer than 100 shares. There are a number of other conditions to our offer, including the absence of certain changes in your Company and the financial markets and the absence of competing tender offers. See Section 2 and Section 6 of this Offer to Purchase.

Will there be a subsequent offering period?

We do not anticipate having a subsequent offering period after the expiration date of the initial offering period, including any extensions.  See Section 2 of this Offer to Purchase.

How do I tender my shares?

To tender your shares, complete and sign the accompanying letter of transmittal included in these materials, and send it, together with your stock certificate(s) for the Shares being tendered, if applicable, to NTS Investor Services c/o Gemisys via mail at the address set forth in Section 16 of this Offer to Purchase by Monday, April 2, 2012, at 12:00 Midnight, Eastern time.  See Section 3 of this Offer to Purchase.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. If you tender, you can withdraw your shares at any time before the expiration date, including any extensions, or the date we accept shares, whichever is later. See Section 4 of this Offer to Purchase.

How do I withdraw shares I previously tendered?

To withdraw your shares, you must send a written notice of withdrawal via mail or electronic mail which must be received, on or before the expiration date or the date we accept tendered shares, whichever is later, by NTS Investor Services c/o Gemisys at the address or electronic mail address set forth in Section 16 of this Offer to Purchase.  If you file a notice of withdrawal it must specify your name and the amount of shares that you are withdrawing. See Section 4 of this Offer to Purchase.

What are the U.S. federal income tax consequences if I tender my shares?

Your sale of shares in this offer will be a taxable transaction for federal income tax purposes.  The consequences to each person who tenders may vary, and you should consult your tax advisor to determine the precise tax consequences to you.  See Section 12 of this Offer to Purchase.

Is the Offer subject to any financings conditions?

No, we currently have the cash and cash equivalents available to purchase all of the shares sought in our offer and the offer is not subject to any financing condition.  See Section 9 of this Offer to Purchase.

Who can I talk to if I have questions?

If you have any questions regarding the Offer or if you would like any additional information about the offer, you may call 1-800-387-7454. See Section 16 of this Offer to Purchase.

To Holders of Shares of
NTS Mortgage Income Fund

INTRODUCTION

BLUEGREEN INVESTORS LLC hereby offers to purchase all of the 2,419,807.8361 outstanding shares of NTS Mortgage Income Fund, a Delaware corporation, that are not presently owned by us and our affiliates or the Company or their officers, directors, managers and affiliates. The Company primarily develops and sells residential subdivision lots.  We will purchase those limited Company shares that are not presently owned by us and our affiliates or the Company or their officers, directors, managers and affiliates at a purchase price of $1.00 per share (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this "Offer to Purchase" and in the related "Letter of Transmittal." Together the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer."  As used in this Offer to Purchase, the term "Share" or "Shares," refers to the limited Company shares in the Company that are not presently owned by us and our affiliates or the Company or their officers, directors, managers and affiliates, and the terms "we," "us" or "our," as the context requires, refer to BLUEGREEN INVESTORS LLC.

Information regarding the Sponsor, including the information contained in Sections 1, 7, 10, 11 and 12 of this Offer to Purchase, has been provided to us by the Sponsor.

This Offer is generally not conditioned upon any minimum amount of Shares being tendered, except as described in this Offer to Purchase.  The Shares are not traded on any established trading market and are subject to restrictions on transferability which are described in the by-laws of the Company (the "By-Laws").

You should not view the Purchase Price as equivalent to the fair market value or the net assets in liquidation value of a Share.  As of June 30, 2011 and December 31, 2011, the net assets in liquidation value of each share of the Company’s common stock was approximately $0.05 and $0.49, respectively.  We determined the Purchase Price in our sole discretion, based on the 56 privately negotiated purchases made by us during 2010 for a total of 40,524.3700 shares at an average price of $1.18 per share and 17 privately negotiated purchases made by us during 2011 for a total of 9,959.0360 shares at an average price of $1.00 per share as described in Section 2 of this Offer to Purchase.

Neither we nor the Sponsor has performed an analysis to determine the fair market value of the Shares, or obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

Subject to the conditions set forth in the Offer, we will purchase up to 2,419,807.8361 Shares which are tendered and received by us on or before, and not withdrawn prior to, 12:00 Midnight, Eastern time, on April 2, 2012, subject to any extension of the Offer by us (the "Expiration Date").

If you tender and if we purchase fewer than the number of Shares that you tender, we will notify you in writing.  For any Share that you tender but we do not purchase, a book entry will be made on the Company's books to reflect your ownership of the Shares not purchased.  The Company will not issue new stock certificates for the Shares that we do not purchase, unless you instruct the Company, in writing, to issue a new certificate.

The Offer is generally not conditioned on the tender of any minimum number of Shares.  The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer."  See Section 6, "Certain Conditions of the Offer."

All of the Shares that we purchase pursuant to the Offer will be deemed to have been purchased as of the Expiration Date.  If you accept the Offer and tender Shares, you will receive the Purchase Price and any cash distributions declared and payable before the Expiration Date.  You will not be entitled to receive any payments under the Guaranty Agreement, as described in Section 11 of this Offer to Purchase, or any cash distributions declared and payable after the Expiration Date on any Shares tendered and accepted by us.

The tender and acceptance of a Share will be treated as a sale of the Share for federal and most state income tax purposes, which will result in your recognizing gain or loss for income tax purposes. We urge you to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented in Section 12, "Certain Federal Income Tax Consequences." Holders of Shares are urged to consult their tax advisors regarding the United States federal income tax consequences of participating in the Offer.

This Offer is not being made to the Offeror and its affiliates or the Company or their officers, directors, managers and affiliates.  As of March 6, 2012, the total number of shares of Common Stock owned by us and our affiliates or the Company or their officers, directors, managers and affiliates is 767,519.8759, or 24.08% of the outstanding shares of Common Stock (“Affiliate Shares”). As of March 6, 2012, direct ownership of the Affiliate Shares is held as follows:

	Affiliate Shares	% of the outstanding shares of Common Stock
Bluegreen Investors LLC	380,556.6310	11.94%
ORIG, LLC	276,643.0212	8.68%
Ocean Ridge Investments, Ltd.	95,792.9767	3.01%
NTS-Corporation	10,460.2760	0.33%
Mr. Gregory A. Wells (1)	4,066.9710	0.13%
Total	767,519.8759	24.08%

(1) Mr. Gregory A. Wells (“Mr. Wells”) is the Company’s Chief Financial Officer, Secretary and Treasurer.

As of March 6, 2012, beneficial ownership of the Affiliate Shares is held as follows:

	Affiliate Shares	% of the outstanding shares of Common Stock
Mr. Nichols (1)	596,537.9229	18.72%
Mr. Lavin (2)	166,914.9821	5.24%
Mr. Wells	4,066.9710	0.13%
Total	767,519.9710	24.08%

(1) Mr. Nichols owns: (i) 75% of Bluegreen Investors LLC; (ii) 75% of ORIG, LLC; (iii) 100% of Ocean Ridge Investments, Ltd.; and (iv) 75% of NTS-Corporation.
(2) Mr. Lavin owns: (i) 25% of Bluegreen Investors LLC; (ii) 25% of ORIG, LLC; and (iii) 25% of NTS-Corporation.

Assuming the Offer is fully subscribed, us, and our affiliates or the Company or their officers, directors, managers and affiliates will own, after the Offer, a total of 3,187,327.7120 shares of Common Stock, representing 100% of the Company’s outstanding shares of Common Stock.

RISK FACTORS

If You Tender All or Any Portion of Your Shares You are Subject to Risks Including the Following:

The purchase price is more than the book value of the Shares, but may be less than the fair market value and liquidation value of the Shares.

The Shares are not traded on a recognized stock exchange or trading market. There is no active, market for the Shares and it is unlikely that this type of market will develop in the near future. In 2010, we made 56 privately negotiated purchases of shares of our Common Stock for a total of 40,524.3700 shares at an average price of $1.18 per share and in 2011 we made 17 privately negotiated purchases of shares of our Common Stock for a total of 9,959.0360 shares at an average price of $1.00 per share as described in Section 2 of this Offer to Purchase. We made our last purchase on December 29, 2011.

As of June 30, 2011 and December 31, 2011, the net assets in liquidation value of each Share was approximately $0.05 and $0.49, respectively.

The Purchase Price per Share in this Offer was determined by us, in our sole discretion, based in part on the purchase prices paid or offered in the transactions or offers described above.  The purchase price per Share in any of the transactions or offers described above and the Purchase Price in this Offer may not reflect the value of the Shares and does not reflect the value of the guaranty from Mr. Nichols to the Guarantor in the aggregate amount of approximately $3.1374 per share of Common Stock as described in Section 11 of this Offer to Purchase. Although we have not performed an analysis to determine the fair value of your Shares, if you were to hold your Shares until termination or liquidation of the Company, you may receive greater or lesser value for your Shares than the Purchase Price.

You may suffer negative tax consequences.

If you sell Shares in this Offer you generally will recognize a gain or loss on the sale of your Shares for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount you realize from selling your Shares minus the adjusted tax basis in the Shares you sell. When you sell Shares which you have held for more than twelve (12) months, the sale will typically result in long-term capital gain or loss.  Due to the complexity of tax issues, you are advised to consult your tax advisors with respect to your individual tax situation before selling your Shares in the Offer.  See Section 12 of this Offer to Purchase.

There are conflicts of interests with respect to the offer.

There is a conflict between our desire to purchase your Shares at a low price and your desire to sell your Shares at a high price, which creates a risk that the Purchase Price will be less than the fair value of the Shares. Additionally, Mr. Nichols and Mr. Lavin, because they are our affiliates, have substantial conflicts of interest with respect to our offer, including Mr. Nichols’ obligations to the Guarantor pursuant to the guaranty as described in Section 11 of this Offer to Purchase.

The Company expresses no opinion and is remaining neutral with respect to the Offer.

As a result of the conflicts of interest described in the previous paragraph, neither the Company nor its board of directors expresses any opinion and are remaining neutral with respect to the Offer. You must make your own decision whether or not to participate in the Offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding when you might wish to sell your Shares, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your Shares.

If You Do Not Tender All or Any Portion of Your Shares You Are Subject to Risks Including the Following:

There is no developed market for the Shares, which may prevent you from being able to liquidate your investment or receive fair value.

The Purchase Price per Share was determined by us in our sole discretion and may not reflect the price per Share if there were a developed market for the Shares or of the proceeds that you might receive when the Company’s liquidation is completed or as a result of any payments by the Guarantor.  Although the Shares are transferable we do not anticipate that any active, liquid market will develop. You may not be able to liquidate your investment on favorable terms, if at all.

Cash distributions have been suspended and there is no plan for them to be reinstated.

As of December 31, 1996, the Company suspended payment of cash distributions to stockholders due to insufficient cash being generated from the Company's operations.  The Company has no plan to resume distributions other than any liquidating distributions.

The Offer may result in increased voting control by affiliates of the Company.

If the Offer is fully subscribed, the percentage of Shares held by persons controlling, controlled by or under common control with the Company will increase.  We, Mr. Nichols, Mr. Lavin, and all partners, members, affiliates and associates of us or Mr. Nichols and Mr. Lavin beneficially own, in the aggregate, 767,519.8759 Shares or 24.08% of the Company’s 3,187,327.7120 outstanding Shares.  Assuming the Offer is fully subscribed, Mr. Nichols, Mr. Lavin, and partners, members, affiliates and associates of our, will own, after the Offer, 100.00% of the Company's outstanding Shares.  These entities or individuals will therefore have a greater influence on certain matters voted on by stockholders, including the liquidation discussed in Section 1 and Section 10 of this Offer to Purchase, removal of the officers or directors of the Company or termination of the Company.

The Company is currently in the process of liquidation and if the Company is not able to complete an orderly liquidation, its potential earnings and liquidating distributions could decrease.

The Company, as a finite life corporation, is currently in the process of winding up its affairs in liquidation, pursuant to Delaware law. The Delaware Court of Chancery has set the deadline for liquidation as April 30, 2012. The Company has not made any projections regarding the amount and timing of any liquidating distributions; however, conditions, such as the non-performance by parties that have agreed to acquire the Company’s assets or non-performance by the Guarantor under the Guaranty Agreement, may arise impacting the Company’s ability to complete a timely and orderly liquidation, thereby reducing the potential maximum value of the Company’ assets, which in turn could reduce liquidating distributions to the Company’s stockholders. Additionally, as part of the liquidation process, the Company is currently engaging in the sale of a material amount of the Company’s assets to affiliates of the Company and affiliates of the Offeror and such assets may be sold at less than the current market value, which could also in turn reduce liquidating distributions to the Company’s stockholders. The Offeror is not currently planning or considering any proposals to interfere with this process, nor does the Offeror plan or propose to involve the Company or its subsidiaries in any extraordinary transactions other than the aforementioned liquidation.

There are significant general economic risks associated with investments in real estate.

All real property investments are subject to some degree of risk.  Generally, equity investments in real estate are illiquid and, therefore, the Company’s ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. The values of real estate investments are also subject to changes in economic conditions and other factors, including:

•	possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions;
•	increased labor and material costs; and
•	the attractiveness of the property to tenants in the neighborhood.

For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as they may be updated or supplemented by our other reports filed with the Securities and Exchange Commission.

THE OFFER

Section 1.  Background and Purposes of the Offer.  The purpose of the Offer is to provide stockholders who desire to sell some or all of their Shares with a method for doing so.  No established secondary trading market for the Shares exists and the Company is currently in the process of winding up its affairs in liquidation.  Historically there have been only isolated purchases and sales of Shares. In light of the Company’s liquidation discussed below, we believe that some stockholders desire immediate liquidity and price certainty with respect to some or all of their Shares.  We believe that stockholders should be entitled to make a choice between immediate liquidity and continued ownership subject to the Company’s liquidation.  Stockholders who tender Shares in the Offer will receive a cash payment with respect to some or all of their Shares, depending on whether we accept all tendered Shares or accept Shares on a pro rata basis.  See Section 2 of this Offer to Purchase.  The continued ownership of Shares, however, entails the risk of loss of all or a portion of the current value of the Shares.  See "Risk Factors – There are significant general economic risks associated with investments in real estate." Stockholders who tender their Shares in the Offer are, in effect, relinquishing the possibility of a higher return from continued ownership of their Shares in exchange for certainty and liquidity.

The Company, as a finite life corporation, is currently in the process of winding up its affairs in liquidation, pursuant to 8 Del. C. § 278. As previously reported, in accordance with the Company’s organizational documents in December 2008, the Company adopted a Plan of Dissolution and Liquidation (“Plan of Liquidation”), and filed a certificate of dissolution with the Delaware Secretary of State.  Since then, the Company has been in the process of the orderly liquidation of its assets and liabilities.  The Company was unable to complete its liquidation within the Delaware three-year statutory period that ended on December 31, 2011, primarily due to its inability to liquidate its single largest asset, the Fawn Lake development. See Section 10 of this Offer to Purchase. Under Delaware law, the Company sought to extend its liquidation period by petitioning the Delaware Chancery Court.  On December 19, 2011, the Company was notified that its petition to the Delaware Court of Chancery for an extension of its deadline from December 31, 2011 to April 30, 2012 for purposes of winding up the corporate existence of the Company was approved. To allow for the extension of the Company’s liquidation period, the Company’s board of directors amended the Plan of Liquidation accordingly.

The timing and amounts of liquidating distributions, if any, will depend on the values at which the Company can achieve the sale of its remaining assets, the timing of such sales, the amount of the Company’s liabilities, and the establishment of appropriate reserves. As part of the liquidation process, the Company is engaging in the transfer or sale of a material amount of the Company’s assets.  An entity unaffiliated with the Company has agreed to purchase 160 single-family residential lots from NTS/Virginia Development Company, a wholly-owned subsidiary of the Company. Another entity unaffiliated with the Company has entered into a non-binding letter of intent to purchase 53 single-family lots from NTS/VA. An affiliate of the Offeror, has entered into entered into a non-binding letter of intent for the purchase and sale of substantially all of the remaining real estate assets of the Company and its subsidiaries in exchange for consideration that could total approximately $16,000,000. Under the Plan of Liquidation, the Company’s board of directors will transfer the Company’s remaining assets and liabilities into a liquidating trust.  The trust would continue in existence until all of the assets have been sold, proceeds received, liabilities have been settled and appropriate statutory periods have expired. See Section 10 of this Offer to Purchase. The Offeror is not currently planning or considering any proposals to interfere with this process, nor does the Offeror plan or propose to involve the Company or its subsidiaries in any extraordinary transactions other than the aforementioned sale of assets and liquidation.

Other than the sale of assets and liquidation disclosed in Section 10 and Section 11 of this Offer to Purchase, neither we nor the Company or its board of directors have any current plans or proposals that relate to or would result in:

•	any other extraordinary corporate transaction, such as a merger or reorganization, involving the Company;
•	any other purchase, sale or transfer of a material amount of assets of the Company;
•
any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. As of December 31, 1996, the Company suspended payment of cash distributions to stockholders as a result of anticipated decreases in occupancy at one of the Company's properties. See Section 7 of this Offer to Purchase;

•
any change in the identity of the board of directors or in the management of the Company, including, but not limited to, any plans or proposals to change the number of directors or term of the board of directors or to fill any existing vacancy for the board of directors or to change any material term of the employment contract of any executive officer;

•	any other material change in the structure or business of the Company;
•
any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
•	the suspension of the Company’s obligation to file current reports under Section 15(d) of the Exchange Act;
•	the acquisition by any person of additional securities of the Company, or the disposition of the Company’s securities; or
•	any change in the Company’s by-laws or other actions that may impede the acquisition of control of the Company by any person.

We and our affiliates and the Company and their officers, directors, managers and affiliates do not intend to tender any of their Shares in the Offer.  Therefore, if you retain your Shares, you will be subject to increased risks, including but not limited to increased voting control by the affiliates of us and the Company’s board of directors, and persons controlling the affiliates, which will increase the influence that affiliates of us and the Company’s board of directors and persons controlling the affiliates have on certain matters voted on by stockholders, including removal of the Company’s board of directors and termination of the Company.  Shares purchased by us will be held by us.

The Offer is the first tender offer made by us for Shares. We are considering the desirability of making future tender offers to purchase Shares following completion of the Offer, but are not required to make any future offers.

Section 2.  Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

Offer to Purchase and Purchase Price.  We will, upon the terms and subject to the conditions of the Offer described below, purchase a total of up to 2,419,807.8361 Shares that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $1.00 per Share; provided however, that if you decide to tender we will not accept your tender if, as a result of your tender, you would continue to be a stockholder and would hold fewer than 100 Shares.

Proration. If we choose to accept less than 2,419,807.8361 Shares, we will accept Shares tendered by stockholders prior to or on the Expiration Date for payment on a pro rata basis.  If you tender Shares and we pro rate, the number of Shares we purchase from you will be a fraction of the number of Shares you tender, with the fraction being equal to the total number of Shares we are willing to purchase divided by the number of Shares tendered by all tendering stockholders.  We will tender fractional Shares resulting from a proration calculation.  If you tender and if we will purchase fewer than the number of Shares that you tender, we will notify you in writing.  For any Share that you tender but we do not purchase, a book entry will be made on the Company's books to reflect your ownership of the Shares not purchased.  The Company will not issue a new stock certificate for the Shares that we do not purchase, unless you instruct the Company, in writing, to issue a new certificate.

As discussed below, we will not accept tenders which would reduce a stockholder’s ownership to fewer than 100 Shares.  In the event of a proration, this restriction could prevent us from purchasing the same percentage of tendered Shares from all tendering stockholders, as required by SEC regulations.  To avoid this result, we will not prorate, but will instead purchase all tendered Shares, if proration would result in any stockholders owning fewer than 100 Shares.

This offer is not conditioned on any minimum number of shares being tendered, provided, however, we will not accept your tender if, as a result of the tender, you would continue to be a stockholder and would hold fewer than 100 shares.

Expiration Date.  The term "Expiration Date" means 12:00 Midnight, Eastern time, on Monday, April 2, 2012, unless and until we extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by us, expires.  We may extend the Offer, in our sole discretion, by providing you with written notice of the extension.  We do not intend to allow stockholders to tender Shares after the Expiration Date, including any extensions.  For a description of how we may extend or terminate the Offer, see Section 14 of this Offer to Purchase.

Determination of Purchase Price.  The Purchase Price represents the price at which we are willing to purchase Shares.  Your approval is not required and was not sought regarding the determination of the Purchase Price.  No special committee of the Company, its board of directors, or of the stockholders has approved this Offer.  Neither the Company nor its board of directors has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

The Purchase Price offered by us was determined by us in our sole discretion based on the 56 privately negotiated purchases of our Shares for a total of 40,524.37 shares at an average price of $1.18 per share made during 2010 and the 17 privately negotiated purchases of our Shares for a total of 9,959.036 shares at an average price of $1.00 per share made during 2011. We made our last purchase on December 29, 2011.

In determining the Purchase Price, we did not estimate or project the market value per Share or consider the book value per Share.

Section 3.  Procedure for Tendering Shares.  If you wish to tender Shares in this Offer you must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the stock certificate for the Shares you tender and any other required documents to NTS Investor Services c/o Gemisys, at the address listed in Section 16 of this Offer to Purchase. If your stock certificate for the Shares is lost, stolen, misplaced or destroyed, you must execute and submit the Affidavit and Indemnification Agreement for Missing Certificate(s) in place of the missing stock certificate.  If your Shares are held in an IRA/custodial account, all forms should be signed and forwarded to the custodian to obtain a signature guarantee and the stock certificate for the Shares.  There are no fees or other charges payable by stockholders who tender Shares in connection with the Offer.

The letter of transmittal, substitute Form W-9, and stock certificates for the shares being tendered, or affidavit, if applicable, and any other required documents must be received by NTS Investor Services on or before the expiration date.  We will not accept shares received by NTS Investor Services after the expiration date.

Method of Delivery.  You assume any risk associated with the method for delivering the letter of transmittal, substitute Form W-9 and stock certificates for the shares, or the affidavit. We recommend that you submit all documents by registered mail, return receipt requested, and properly insured or by an overnight courier service.  You may confirm receipt of a letter of transmittal by contacting NTS Investor Services c/o Gemisys at the address and telephone number listed in Section 16 of this offer to purchase.

Determination of Validity.  All questions regarding the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares will be determined by us, in our sole discretion.  The determination will be final and binding.  We have the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by us.  In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. We are neither under any duty nor will we incur any liability for failure to notify you of any defects, irregularities or rejections contained in your tenders.

Section 10(b) of the Exchange Act and Rule 14e-4 promulgated thereunder require that a person tendering Shares on his, her or its behalf own the Shares tendered.  Section 10(b) and Rule

14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  If you tender your Shares pursuant to any of the procedures described in this Offer to Purchase you accept the terms and conditions of the Offer and represent and warrant that you own the Shares being tendered within the meaning of Rule 14e-4 and the tender complies with Rule 14e-4.

Section 4.  Withdrawal Rights.  If you tender Shares in this Offer, you may withdraw your tender at any time before the Expiration Date or the date we accept tendered Shares, whichever is later. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or electronic mail at the address or electronic mail address set forth in Section 16 of this Offer to Purchase on or before the Expiration Date or the date we accept tendered Shares, whichever is later. Any notice of withdrawal must specify your name and the amount of Shares that you are withdrawing.

All questions as to form and validity of the notice of withdrawal will be determined by us, in our sole discretion.  All determinations made by us will be final and binding.  Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Shares may be retendered by following the procedures set forth in Section 3 of this Offer to Purchase prior to the Expiration Date.  Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4 will be irrevocable.

Section 5.  Purchase of Shares; Payment of Purchase Price.  If you tender Shares under the Offer, upon the terms and subject to the conditions of the Offer, we will pay you $1.00 per Share for each Share you properly tender.  We will pay you the Purchase Price with a check.  We will deliver your check by first class U.S. Mail deposited in the mailbox within ten business days after the Expiration Date. Under no circumstances will we pay you interest on the Purchase Price, regardless of any extension of the Offer or any delay in making payment.  In the event of proration as set forth in Section 2 of this Offer to Purchase, we may not be able to determine the proration factor and pay for those Shares that have been accepted for payment, and for which payment is otherwise due, until approximately ten business days after the Expiration Date.

Shares will be deemed purchased at the time of acceptance by us, but in no event earlier than the Expiration Date.  Shares purchased by us will be held by us.

Section 6.  Certain Conditions of the Offer.  Notwithstanding any other provision of this Offer to Purchase, we will not be required to purchase or pay for any Shares tendered and may terminate the Offer as provided in Section 14 of this Offer to Purchase if any of the following events occur before the Expiration Date:

(a)   as a result of the Offer, there would be fewer than 300 holders of  record, within the meaning of Rule 13e-3 promulgated under the Exchange Act;

(b)   there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by us of Shares pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in our reasonable judgment, determined within ten business days prior to the Expiration Date, could materially affect the business, financial or other condition, income, operations or prospects of the Company, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company;

(c)   there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or us, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly:

(i)   delay or restrict the ability of us, or render us unable, to accept for payment or pay for some or all of the Shares;

(ii)   materially affect the business, condition (financial or other), income, operations, or prospects of the Company or us, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or us;

(d)   there shall have occurred:

(i)     the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

(ii)   any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(iii)   the commencement of war, armed hostilities or any other national or international calamity directly or indirectly involving the United States which is material to the Offer;

(iv)   any limitation, whether or not mandatory, by any governmental regulatory or administrative agency or authority that materially and adversely affects the extension of credit by banks or other lending institutions;

(v)   (A) any significant change, in our  reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Company, or (2) in our reasonable judgment, makes it inadvisable to proceed with the Offer; or

(vi)   in the case of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

(e)   any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Company, that, in our reasonable judgment, is or may be material to the Company;

(f)   a tender or exchange offer for any or all of the Shares of the Company, or any merger, business combination or other similar transaction with or involving the Company, shall have been proposed, announced or made by any person; or

(g)   any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before March 6, 2012, a Schedule 13G or a Schedule 13D with respect to any of the Shares) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares; or (i) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Shares prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Shares constituting more than 1% of the outstanding Shares or shall have been granted any option or right to acquire beneficial ownership of more than 1% of the outstanding Shares; or (ii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or its assets;

which, in our reasonable judgment, in any such case and regardless of the circumstances, including any action by us, giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment.  In addition, we may postpone the purchase of, or payment for, Shares tendered in anticipation of required approvals of any federal, state or local governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign. The conditions described above are for our sole benefit and may be asserted by us on our behalf if they have occurred, or we determine in our reasonable judgment that they have occurred, regardless of the circumstances giving rise to any such condition, including any action or inaction taken by us, or may be waived in whole or in part.  Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time before the Expiration Date. Any determination by us concerning the events described in this Section 6 shall be final and binding on all parties. As of the date hereof, we believe that neither paragraph (a) nor paragraph (b) of this Section 6 will prohibit the consummation of the Offer.

Section 7.  Cash Distribution Policy.  The Company began operations in September 1988. Quarterly cash distributions, averaging approximately $.3025 per quarter, or $1.21 per year, were paid on each share in every calendar quarter beginning with the period ended January 31, 1991 and ending with the quarter ended December 31, 1996. As of December 31, 1996, the Company suspended payment of cash distributions to stockholders. If you tender your Shares pursuant to the Offer, you will not be entitled to receive any cash distributions declared and payable, if any, after the

Expiration Date, on any Shares which you tender and we accept, including any liquidating distributions or distribution made pursuant to the guaranty. There can be no assurance that the Company will make any distributions in the future to stockholders who continue to own Shares following completion of the Offer or that that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor or that the Guarantor will be able to satisfy its obligation under the guaranty as described in Section 11 of this Offer to Purchase.

Section 8.  Effects of the Offer.  In addition to the effects of the Offer on stockholders who tender their Shares and stockholders who do not tender their Shares and upon the Company’s board of directors as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect us in several other respects:

If the Offer is not fully subscribes, we may also purchase Shares in the future.  Any possible future purchases by us or affiliates of the Company will depend on many factors, including but not limited to, the market price of Shares, the results of the Offer, the Company’s business and financial condition and general economic market conditions.

Section 9.  Source and Amount of Funds.  The total amount of funds required to complete this Offer is approximately $2,449,807.84, including $2,419,807.84 to purchase the Shares plus approximately $30,000 for expenses related to administering the Offer.  The consideration offered for the tender of the Shares consists solely of cash, the offer is not subject to any financing condition, and the offer is for all of the Company’s outstanding Shares.

Section 10.    Information About Us and the Company.

Information About Us.  We are a Delaware limited liability company that primarily invests in affiliated real estate and development companies. We are an affiliate of the Company and its board of directors by virtue of our relationship to the Company’s Chairman and sole director, Mr. Nichols, as well as its President and Chief Operating Officer, Mr. Lavin. Mr. Nichols owns 75% of our membership interests, is our manager and holds voting and investment authority over the 380,566.6310 shares of the Company’s Common Stock currently owned by us.  Mr. Lavin owns 25% of our membership interests. We have previously purchased shares of the Company’s Common Stock and shares in other companies affiliated with the Company. Mr. Nichols, Mr. Lavin’s and our address is 10172 Linn Station Road, Louisville, Kentucky 40223, and our telephone number is (502) 426-4800.

Information About the Company.  The Company is a Delaware corporation formed in 1988. Its business consists primarily of a single segment, the development and sale of residential subdivision lots.  The Company is controlled by Mr. Nichols, its Chairman and sole director, and Mr. Lavin, its President and Chief Operating Officer. The Company had no earnings with which to calculate a ratio of earnings to fixed charges for the years ended December 31, 2010 and December 31, 2011.

The Company is currently in the process of the orderly liquidation of its assets and liabilities. The Company adopted a Plan of Dissolution and Complete Liquidation (“Plan of Liquidation”) in December 2008, and filed a corresponding certificate of dissolution with the Delaware Secretary of

State on December 31, 2008.  Since then, the Company has been in the process of the orderly liquidation of its assets and liabilities.  The Company was unable to complete its liquidation within Delaware’s three-year statutory period ending on December 31, 2011, primarily due to its inability to liquidate its single largest asset, the Fawn Lake development.  Accordingly, the Company adopted an Amended Plan of Dissolution and Complete Liquidation on December 7, 2011 and, in accordance with Delaware law, petitioned the Delaware Court of Chancery for an extension of its deadline for liquidation of its assets to no later than April 30, 2012, to permit completion of the transactions disclosed below. On December 19, 2011, the Company was notified that its petition to the Delaware Court of Chancery for an extension of its liquidation deadline from December 31, 2011 to April 30, 2012 was approved.

On November 30, 2011, the Company’s wholly owned subsidiary, NTS Virginia Development Company (“NTS/VA”) entered into a contract with M/I Homes of DC, LLC (“M/I Homes”) (the “M/I Homes Agreement”).  The M/I Homes Agreement contemplates the sale of approximately 160 of the undeveloped lots in Section 15 of Fawn Lake over a multi-year period to M/I Homes.  The base sales price for each of the lots is $61,000. The M/I Homes Agreement provides for price increases based on the dates the individual lots are ultimately conveyed to M/I Homes.  The M/I Homes Agreement has been confirmed and the first closing of lots is scheduled for June 2012.

On December 7, 2011 the Company and its wholly-owned subsidiary, NTS/VA, entered into a non-binding letter of intent (the “NTS Offer”) with NTS Development Company or its designated affiliate (“Devco”) for the purchase and sale of substantially all of the remaining real estate assets of the Company and its subsidiaries at the Fawn Lake development and the Fund’s 50% interest in Orlando Lake Forest Joint Venture (“OLFJV”).  The only asset owned by OLFJV is an 11-acre tract of commercial land located in Seminole County, Florida. Total consideration for the Devco transaction could total in excess of approximately $16 million (this amount excludes consideration for the lots being sold to M/I Homes and lots that are subject to the NVR Offer, as defined below).  Devco has the right to conduct due diligence in connection with its purchase.  A closing on this transaction, if it occurs, is currently anticipated by April 30, 2012.

On February 22, 2012, NTS/VA and its affiliate Cedar Creek Virginia, LLC (“Cedar Creek”) entered into a non-binding letter of intent (“NVR Offer”) with NVR, Inc., d/b/a Ryan Homes (“NVR/Ryan”) for the purchase and sale of sixty nine (69) lots in the Fawn Lake subdivision (56 lots owned by NTS/VA and 13 lots owned by Cedar Creek).  The NTS/VA lots that are the subject of the NVR Offer include fully developed and yet to be developed lots.  The base sales price for each of the lots is $80,000.  It is anticipated that the lots will be purchased over a number of years.  The NVR Offer anticipates price increases to the base sales price depending on the dates the individual lots are ultimately conveyed. The parties to the NVR Offer contemplate entering into a definitive purchase and sale agreement within 30 days. The purchase and sale agreement is expected to provide NVR/Ryan with a 30-day due diligence period to make various inspections of the property and determine whether it will proceed to closing or terminate the agreement.

The Company expects the orderly completion of the Company’s transfer of its remaining assets and liabilities into a liquidating trust by April 30, 2012. If the M/I Homes Agreement, the NVR Offer and the NTS Offer close, the Company’s remaining assets held in the liquidating trust would be: (i) rights to share in a percentage of profits from the sale of lots under the M/I Homes Agreement and the NVR Offer for five (5) years; (ii) rights to share in a percentage of profits from the sale of the remaining lots at Fawn Lake being purchased by Devco for five (5) years; (iii) interests in memberships at the Lake Forest Country Club of Louisville, Kentucky; and (iv) the rights of the Company’s stockholders under the Guaranty Agreement as discussed below in Section 11.  Pursuant to the LOI transaction, at the end of five (5) years, Devco will purchase the balance of these remaining assets from the liquidating trust at a predetermined formula.  Thereafter, presuming all its liabilities and obligations have been satisfied, final liquidating distributions will be issued to the Company’s stockholders, and the remaining assets will be distributed.

The timing and amounts of liquidating distributions, if any, will depend on the values at which the Company and the liquidating trustee can achieve the sale of the Company’s remaining assets, the timing of such sales, the amount of the Company’s liabilities, and the establishment of appropriate reserves. The M/I Homes Agreement, NTS Offer, Amended Plan of Dissolution and Complete Liquidation and NVR Offer are filed as Exhibits (d)(iii), (d)(iv), d(v) and d(vii), respectively, to the Schedule TO and may be obtained as set forth in Section 16 of this Offer to Purchase.

Section 11.  Certain Transactions with the Company by Us and our Affiliates.

Distributions. As of December 31, 1996, the Company suspended payment of cash distributions to stockholders and accordingly neither Bluegreen nor any of its affiliates have received any distributions since such date.

Guaranties. NTS Guaranty Corporation (the “Guarantor”), an affiliate of the Company’s sponsor, has guaranteed pursuant to a guaranty agreement dated as of March 31, 1989, by and between the Company and the Guarantor (the “Guaranty Agreement”) that, at the time that the Company is liquidated and dissolved, the total distributions the Company has made to its stockholders from all sources during its existence will be at least equal to the original capital contributions attributable to the Company’s then outstanding shares of Common Stock.  The original capital contributions attributable to the Company’s outstanding shares of Common Stock were $63,690,000.  As of March 6, 2012, the Company has paid distributions of approximately $23,141,000.

Any liability of the Guarantor under the guaranty is expressly limited to its assets.  The Guarantor holds a $10,000,000 demand note receivable dated as of September 30, 1988 from Mr. Nichols (the “Demand Promissory Note”). There can be no assurance that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor or that the Guarantor will be able to satisfy its obligation under the guaranty. The Guarantor, has in the past, and may in the future, guarantee obligations of other third parties including guaranties of obligations owed by the Company’s affiliates to other entities.

Based on the Company’s most recent analysis, the entire assets of the Guarantor will be called upon to fulfill the capital return guaranty.  Even with a $10,000,000 payment from the Guarantor, current estimates indicate that final liquidating distributions will be insufficient to return to stockholders an amount equal to original capital contributions attributable to the then outstanding shares of Common Stock.

On August 18, 2009, the Company amended its mortgage loan and obtained a development loan in the amount of $1,385,544 and as a condition to the bank entering into the loan, the Company, along with the Guarantor and Mr. Nichols, guaranteed the loan. In addition, on December 23, 2009, September 1, 2010, April 1, 2011 and December 22, 2011 the Company entered into agreements amending its loans. As a condition of the amendments, NTS Guaranty Corporation granted the Company’s lender an unconditional and continuing guaranty that will secure the payment of the mortgage loan payable and the development loan, as amended. Pursuant to the LOI, Devco has agreed to assume the Company’s mortgage loan and development loan; however, in the event these guaranties are called upon to repay all or a portion of the mortgage loan, the Guarantor’s assets available to satisfy the guaranty to the stockholders would be reduced by the amount actually used to repay the mortgage loan and the development loan.

Finally, in the event the transactions contemplated in the LOI occur, NTS Guaranty has agreed to a modified payment schedule to satisfy its payment obligation under the guarantee as follows:

(a)  on December 31, 2013, the aggregate sum of $500,000 or approximately $0.1569 per share of Common Stock;

(b)  on December 31, 2014, the aggregate sum of  $1,500,000 or approximately $0.4706 per share of Common Stock;

(c)  on December 31, 2015, the aggregate sum of $1,500,000 or approximately $0.4706 per share of Common Stock;

(d)  on December 31, 2016, the aggregate sum of $1,500,000 or approximately $0.4706 per share of Common Stock; and

(e)  on December 31, 2017, the aggregate sum of $5,000,000 or approximately $1.5687 per share of Common Stock.

In the event any such payment is not made when due, the due dates of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such accelerated schedule. The aggregate amount of such payments is equal to $10,000,000 or approximately $3.1374 per share of Common Stock. The Guaranty Agreement and Demand Promissory Note are filed as Exhibits d(i) and d(ii) to the Schedule TO and may be obtained as set forth in Section 16 of this Offer to Purchase.

Previous Tender Offers. We have not engaged in any previous tender offers with the Company.

Section 12.  Certain Federal Income Tax Consequences.

General.  The following discussion is a summary of the material U.S. federal income tax consequences to stockholders with respect to a sale of Shares for cash pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative pronouncements of the Internal Revenue Service ("IRS") and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, or differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of stockholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for U.S. federal income tax purposes or persons who received their shares through exercise of employee stock options or otherwise as compensation. In addition, the discussion below does not consider the effect of any alternative minimum taxes, state or local or non-U.S. taxes or any U.S. federal tax laws other than those pertaining to income taxation. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

As used herein, a "U.S. Holder" means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for these purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a "Non-U.S. Holder" means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of a sale of shares for cash pursuant to the offer.

Each stockholder should consult its own tax advisor as to the particular U.S. federal income tax consequences to such stockholder of tendering shares pursuant to the offer and the applicability and effect of any state, local or non-U.S. tax laws and other tax consequences with respect to the offer.

U.S. Federal Income Tax Treatment of U.S. Holders

Characterization of Sale of Shares Pursuant to the Offer.  The sale of shares by a stockholder for cash pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder's particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a stockholder for cash pursuant to the offer will be treated as a "sale or exchange" of shares for U.S. federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a "complete termination" of the U.S. Holder's equity interest in the Company under Section 302(b)(3) of the Code, (ii) is a "substantially disproportionate" redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the "Section 302 Tests").

The receipt of cash by a U.S. Holder will be a "complete termination" if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the offer, or (ii) the U.S. Holder actually owns none of the Company’s shares immediately after the sale of shares pursuant to the offer and, with respect to shares constructively owned by the U.S. Holder immediately after the offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code.

The receipt of cash by a U.S. Holder will be "substantially disproportionate" if the percentage of the Company’s outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the tender offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the "complete termination" test and the "substantially disproportionate" test, a U.S. Holder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the U.S. Holder's surrender of shares pursuant to the offer results in a "meaningful reduction" in the U.S. Holder's interest in the Company. Whether the receipt of cash by a U.S. Holder will be "not essentially equivalent to a dividend" will depend upon the U.S. Holder's particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute a "meaningful reduction."

Special "constructive ownership" rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as shares the U.S. Holder has an option to purchase.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. U.S. Holders should consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the offer.

Sale or Exchange Treatment.  If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a "sale or exchange" for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received by the U.S. Holder and such holder's adjusted tax basis in the shares sold pursuant to the offer. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder's holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to offer. Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain (maximum rate of 15%). A U.S. Holder's ability to deduct capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the U.S. Holder pursuant to the offer.

Distribution Treatment.  If none of the Section 302 Tests are satisfied, the tendering U.S. Holder will be treated as having received a distribution by the Company with respect to the U.S. Holder's shares in an amount equal to the cash received by such holder pursuant to the offer. The distribution would be treated as a dividend to the extent of such holder's pro rata share of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety without a reduction for the U.S. Holder's adjusted tax basis of the shares exchanged and the adjusted tax basis of such exchanged shares would be added to the adjusted tax basis of the U.S. Holder's remaining shares, if any. Provided that minimum holding period requirements are met, non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income taxation at a maximum rate of 15% on amounts treated as dividends. The amount of any distribution in excess of the Company’s current or accumulated earnings and profits would be treated as a return of the U.S. Holder's adjusted tax basis in the shares (with a corresponding reduction in such U.S. Holder's adjusted tax basis until reduced to zero), and then as gain from the sale or exchange of the shares.

If a sale of shares by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the "extraordinary dividend" provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividend-received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares.

The determination of whether a corporation has current or accumulated earnings or profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, the extent to which a U.S. Holder will be treated as receiving a dividend if the repurchase of its shares pursuant to the offer is not entitled to sale or exchange treatment under Section 302 of the Code is unclear.

U.S. Federal Income Tax Treatment of Non-U.S. Holders

Sale or Exchange Treatment.  Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the offer generally will not be subject to U.S. federal income tax if the sale is treated as a "sale or exchange" pursuant to the Section 302 Tests described above under "U.S. Federal Income Tax Treatment of U.S. Holders" unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the offer more than 5% of the Company’s shares. The Company’s shares will constitute a U.S. real property interest with respect to a Non-U.S. Holder if the Company is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder held shares or (ii) the five-year period ending on the date the Non-U.S. Holder sells shares pursuant to the offer. The Company believes that it has not been a United States real property holding corporation at any time during the last five years.

Distribution Treatment.  If the Non-U.S. Holder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder's shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital or as gain from the sale of shares will be determined in the manner described above under "U.S. Federal Income Tax Treatment of U.S. Holders."

Withholding for Non-U.S. Holders.  If a Non-U.S. Holder tenders shares held in its own name as a holder of record, the NTS Investor Services has advised us that it will withhold 30% of the gross proceeds unless both (i) the NTS Investor Services determines that a reduced rate under an applicable income tax treaty or exemption from withholding is applicable and (ii) such holder delivers to NTS Investor Services a properly completed IRS Form W-8BEN (or other applicable form) before any payment is made. Such withholding will occur regardless of whether the payment is properly exempt from U.S. federal gross income tax under the "complete termination," "substantially disproportionate," or "not essentially equivalent to a dividend" test.

To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to NTS Investor Services a properly completed IRS Form W-8BEN (or other applicable form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to NTS Investor Services a properly completed IRS Form W-8ECI (or successor form). A Non-U.S. Holder that qualifies for an exemption from withholding on these grounds generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the offer in the manner and to the extent as if it were a U.S. Holder, and in the case of a foreign corporation, an additional branch profits tax may be imposed, at a rate of 30% (or a lower rate specified in an applicable income tax treaty), with respect to such income.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the "complete termination," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described herein that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of shares pursuant to the offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

U.S. Federal Backup Withholding Tax

Under the U.S. federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the offer must be withheld and remitted to the Internal Revenue Service, or IRS, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to NTS Investor Services and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If NTS Investor Services is not provided with the correct taxpayer identification number or another adequate basis for exemption, the stockholder may be subject to backup withholding tax and may be subject to certain penalties imposed by the IRS. Therefore, each tendering stockholder that is a U.S. Holder (as defined in this Section) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding tax, unless the stockholder otherwise establishes an exemption from the backup withholding tax to the satisfaction of NTS Investor Services. The backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against a stockholder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain stockholders (including, among others, all corporations) are not subject to these backup withholding tax rules.

Stockholders are urged to consult with their tax advisors regarding possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.

Section 13.  Transactions and Arrangements Concerning Shares.  Based upon the Company’s and our records and information provided to us by the Company and its board of directors and other affiliates of us, neither we, the Company, its board of directors, nor, to the best of our knowledge, any controlling person of the Company, its board of directors, or us, has effected any transactions in shares of the Company’s Common Stock during the sixty business days prior to the date hereof.

Section 14.  Extensions of Tender Period; Terminations; Amendments.  We have the right at any time and from time to time on or before the Expiration Date, to extend the period of time during which the Offer is open by giving each of you written notice of the extension. If there is any extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by us, except to the extent that such Shares may be withdrawn as set forth in Section 4 of this Offer to Purchase.

For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern time. We have the right: (i) to terminate the Offer and not to purchase or pay for any Shares not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6 of this Offer to Purchase by giving you written notice of the termination and making a public announcement of the termination; or (ii) at any time and from time to time before the Expiration Date, to amend the Offer in any respect. If we amend the Offer by increasing or decreasing the number of Shares we are offering to purchase by more than 2% of the outstanding Shares, or increasing or decreasing the Purchase Price, and the notice of the amendment is published or sent to stockholders within ten business days of the Expiration Date, we will extend the Offer. The extension will ensure that the Offer is open for at least ten business days from the date the change is published or sent to stockholders.

We will promptly send notice of any extension, termination, delay in payment or amendment to you. Extensions, delays in payment or amendments may be followed by public announcements, which in the case of an extension will be issued no later than 9:00 a.m. Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, including Rule 13e-4(e)(2) under the Exchange Act, we have no obligation to publish, advertise or otherwise communicate any public announcement, other than by issuing a release to the Dow Jones News Service.

Section 15.  Fees and Expenses.  We may pay a fee to "soliciting dealers" in connection with the Offer. "Soliciting dealers" will include the following entities: brokers or dealers who are members of any national securities exchange or of the National Association of Securities Dealers, or banks or trust companies, if they have customers who hold Shares.  If we pay a fee to soliciting dealers we expect to pay a flat fee, in an amount which has not yet been determined, for each customer of a soliciting dealer who holds Shares. The total amount of any soliciting dealers' fees paid in connection with the Offer will be apportioned among us based on the number of Shares purchased by each of us, as described in Section 9, "Source and Amount of Funds."

If we pay a soliciting dealers' fee, in consideration for the fee soliciting dealers will forward the Offer and accompanying materials to stockholders who are customers of theirs, and make telephone calls to stockholders regarding the Offer. Soliciting dealers would not be required to make any recommendation to stockholders regarding whether they should tender or refrain from tendering Shares in the Offer. Any soliciting dealer fee would not be payable to dealers with regard to any Shares beneficially owned by the dealer, or if the soliciting dealer is required to transfer any amount of the fee to a limited partner. No soliciting dealer will be considered an agent of ours for purposes of the Offer. Whether or not we pay a soliciting dealer's fee, we will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

We will bear the costs of printing and mailing the offering materials to the stockholders. Our Manager, Mr. Nichols, may solicit stockholders to tender their Shares in the Offer by telephone, facsimile or in person. Mr. Nichols will not receive additional compensation for making solicitations, but we may reimburse him for out-of-pocket expenses associated with the solicitations.

Section 16.  Address; Miscellaneous.

Address. All executed copies of the Letter of Transmittal, Substitute Form W-9 and the Stock Certificates for the Shares being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile or electronic mail copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Stock Certificates for the Shares being tendered (or the Affidavit) should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee as follows:

By Mail, Hand Delivery or Overnight Mail/Express:
NTS Investor Services
c/o Gemisys
7103 S. Revere Parkway
Centennial, CO 80112

Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at (800) 387-7454 or by electronic mail at rmartin@ntsdevco.com.

Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, stockholders residing in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant to the Offer would not be in compliance with the laws of that jurisdiction. We reserve the right to exclude stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe such exclusion is permissible under applicable laws and regulations, provided that we make a good faith effort to comply with any state law deemed applicable to the Offer.

We have filed a Tender Offer Statement under section 14(d)(1) of the Exchange Act on Schedule TO with the Securities and Exchange Commission which includes information relating to the Offer summarized herein. Copies of this statement may be obtained from us by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth above in this Section 16 or from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains the statement and reports electronically filed by the Company with the Commission.

March 6, 2012	BLUEGREEN INVESTORS LLC